CORRESPONDENCE

                          CAPITAL ALLIANCE INCOME TRUST
                           100 PINE STREET, SUITE 560
                         SAN FRANCISCO, CALIFORNIA 94111

Office: (415) 693-9500                                 Facsimile: (415) 693-9501

August 29, 2008

Mr. Daniel L. Gordon
Division of Corporate Finance
100 F Street, N. E.
Washington, D. C.  20549
Mail Stop 4561

     RE: Capital Alliance Income Trust LTD., A Real Estate Investment Trust Form 10-KSB for the year ended December 31, 2007
           File No. 1-12941

Dear Mr. Gordon:

In response to the Commission's review of the subject filing, we have amended our disclosure on internal control over financial reporting to more clearly reflect that management had performed its assessment of this item for the year ended December 31, 2007. We have also amended our disclosure to include a separate statement regarding the effectiveness of our disclosure controls and procedures for the fiscal year ended December 31, 2007. While we continue to believe that our original disclosure and assessment of internal control was adequate, we welcome your comments, and recognize that the amended filing's statements are improvements to Capital Alliance Income Trust's reporting.

Capital Alliance Income Trust acknowledges:

     o The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

     o The Securities and Exchange Commission's staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

     o The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

Capital Alliance Income Trust plans to file an amended Form 10-KSB on Friday, September 5, 2008. If you have any follow up questions, please contact me by phone (415) 693-9500, e-mail (Abarney@caitreit.com) or facsimile (415) 693-9501.

Sincerely,


/s/ Andrea Barney
-----------------
Andrea Barney
Principal Accounting Officer
Capital Alliance Income Trust


Enclosure: Form 10-KSB/A